UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K   o Form 20-F   o Form 11-K   ☒ Form 10-Q   o Form N-SAR
o Form C-SAR

For the Period Ended: DECEMBER 31, 2008

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	Composite Technology Corporation

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office:	2026 McGaw Avenue

City, State, and Zip Code:	Irvine, CA 92614

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Composite Technology Corporation is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 within the prescribed time period because the Company  does not yet have all the information it needs to complete the preparation  of its Form 10-Q.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
(949) 428-8500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed.  If the answer is no, identify the report(s):
☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues are expected to decrease from the December, 2007 quarter by approximately 40%.  The change is due to a decrease in turbine deliveries from 4 turbines representing 5 Megawatts of generation in the December, 2007 quarter to only turbine parts sales in the December, 2008 quarter.  During the quarter, 11 turbines representing 22 Megawatts of generation were either delivered or in transit at quarter end but the revenue recognition criteria had not been met as of December 31, 2008.   CTC Cable revenues are expected to decrease due to the combination of a revenue spike in December, 2007 on nearly 1,100 km of cable deliveries including 523 km of higher revenue ACCC™ conductor as compared to 561 km of primarily small sized and therefore low price point ACCC™ core deliveries in the December, 2008 quarter.  The decrease in ACCC™ product shipments is due to reduced orders out of China due to the Beijing Olympics during the September, 2008 quarter.  CTC Cable resumed the receipt of orders out of China beginning in the December, 2008 quarter for deliveries later in fiscal 2009.

Net losses are expected to be consistent with the December, 2007 quarter due to lower gross product margins caused by reduced CTC Cable revenues, reduced losses on discontinued operations of DeWind subsidiaries, and reduced interest expense due to lower debt levels.

Full financial disclosure is not currently available due to the integration and implementation of information systems upgrades that necessitated additional data verification, slowed the production of consolidated accounting figures and which require additional time to complete the review process and preparation of Form 10-Q.  CTC’s Form 10-Q is expected to be filed on or prior to February 17, 2009.

Composite Technology Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2009
/s/ Domonic J. Carney
By: Domonic J. Carney
Chief Financial Officer